新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

PLACING OF NEW SHARES

Placing Agent

taifook
TAI FOOK SECURITIES COMPANY LIMITED

THE PLACING AGREEMENT

On 10 December 2005, the Company entered into the Placing Agreement with the Placing Agent in relation to the Placing of not more than 280,000,000 new Shares at an issue price of HK$11.50 per Share by the Placing Agent on a best efforts basis to not less than six Placees with the right of the Company to terminate the Placing Agreement on or before the Completion Date if the Placing Agent is unable to procure Placees to subscribe for at least 250,000,000 new Shares. The issue price of HK$11.50 per Placing Share was arrived at after arm's length negotiations with reference to the average closing price of approximately HK$11.76 per Share for the five consecutive trading days up to and including 9 December 2005, being the last trading day prior to the suspension of the trading in the Shares pending the release of this announcement.

On 12 December 2005, the Placing Agent has successfully procured not less than six Placees to subscribe for 280,000,000 Placing Shares and accordingly, a total of 280,000,000 Placing Shares are expected to be issued by the Company pursuant to the Placing Agreement.

On the basis that 280,000,000 Placing Shares are successfully placed by the Placing Agent and assuming that no new Shares will be issued by, and there are no other changes in the shareholding of, the Company from the date of this announcement to the Completion Date, the Placing Shares represent approximately 8.02% of the existing issued share capital of the Company and approximately 7.42% of the issued share capital of the Company as enlarged by the Placing Shares.

The Placing Shares will be issued under the existing general mandate granted to the Directors at the annual general meeting of the Company held on 30 November 2005. As at the date of this announcement, the existing general mandate has not been utilised.

GENERAL

The Directors noted the increases in price and trading volume of the Shares during the trading session from 9:30 a.m. up to 4:00 p.m. on 9 December 2005 and wish to state that as at the close of the aforesaid trading session, save as disclosed in the announcements dated 14 November 2005, 1 December 2005 and 12 December 2005 jointly issued by the Company and New World Mobile Holdings Limited in relation to the proposed merger of mobile telecommunications business of Hong Kong CSL Limited and New World PCS Limited, the Directors were not aware of any reasons for such increases and confirm that there were no negotiations or agreements relating to intended acquisitions or realisations which were discloseable under Rule 13.23 of the Listing Rules, neither were the Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which was or might be of a price-sensitive nature.

Trading in the Shares was suspended from 9:30 a.m. on 12 December 2005 at the request of the Company pending the release of this announcement and application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 13 December 2005.

THE PLACING AGREEMENT DATED 10 DECEMBER 2005

On 10 December 2005, the Company entered into the Placing Agreement with the Placing Agent in relation to the Placing.

Placing Shares	:	Pursuant to the Placing Agreement, the Placing Agent has agreed to place not more than 280,000,000 new Shares on a best efforts basis and the Company has the right to terminate the Placing Agreement on or before the Completion Date if the Placing Agent is unable to procure Placees to subscribe for at least 250,000,000 new Shares. The Placing Shares will, when issued, allotted and fully paid, rank pari passu in all respects with the other Shares in issue on the Completion Date including the rights to all dividends and other distributions declared, made or paid at any time on or after the Completion Date, save and except for entitlement to the final dividend for the year ended 30 June 2005 of HK$0.20 per Share declared by the Company on 6 October 2005. On 12 December 2005, the Placing Agent has successfully procured not less than six Placees to subscribe for 280,000,000 Placing Shares and accordingly, a total of 280,000,000 Placing Shares are expected to be issued by the Company pursuant to the Placing Agreement. On the basis that 280,000,000 Placing Shares are successfully placed by the Placing Agent, the Placing Shares represent approximately 8.02% of the existing issued share capital of the Company and approximately 7.42% of the issued share capital of the Company as enlarged by the Placing Shares. The Placing Shares will be issued under the existing general mandate granted to the Directors at the annual general meeting of the Company held on 30 November 2005. As at the date of this announcement, the existing general mandate has not been utilised.
Placing Agent	:	Tai Fook Securities Company Limited, which is expected to receive up to a total placing commission of approximately HK$40 million.
Placing Price	:	The issue price of HK$11.50 per Placing Share was arrived at after arm's length negotiations and represents: • a discount of approximately 2.21% to the average closing price of approximately HK$11.76 per Share for the five consecutive trading days up to and including 9 December 2005, being the last trading day prior to the suspension of the trading in the Shares pending the release of this announcement; • a discount of approximately 10.85% to the closing price of HK$12.90 per Share as quoted on the Stock Exchange on 9 December 2005; and • a discount of approximately 34.88% to the audited consolidated net assets value of the Group per Share of approximately HK$17.66 as at 30 June 2005. Based on the average closing price of approximately HK$11.76 per Share for the five consecutive trading days up to and including 9 December 2005, the Directors consider that the issue price of HK$11.50 per Placing Share is fair and reasonable and in the interests of the Company and the Shareholders as a whole. The net price of the Placing Shares (after deducting the related expected expenses) is expected to be approximately HK$11.35 per Placing Share.
Placees	:	The Placing Shares will be placed to not less than six Placees, who will be individual, corporate and/or institutional investors. All the Placees and their respective ultimate beneficial owners will be independent of, not connected and not acting in concert (as defined in the Takeovers Code) with the Company and any of the connected persons of the Company.

Condition	:	Completion of the Placing is conditional upon the Listing Committee of the Stock Exchange granting or agreeing to grant permission to deal in and listing of the Placing Shares. In the event that the above condition precedent is not fulfilled on or before 13 January 2006 or such later dates as may be mutually agreed between the Company and the Placing Agent, all liabilities of the parties under the Placing Agreement will cease and determine and no party will have any claim against any other.
Completion	:	Completion of the Placing is to take place on the Completion Date, which is the date falling two Business Days after the date upon which the above condition precedent is satisfied.

SHAREHOLDING STRUCTURE

Set out below is a table showing (i) the shareholding structure of the Company as at the date of this announcement; and (ii) the Company's shareholding structure immediately after the completion of the Placing on the basis that 280,000,000 Placing Shares are successfully placed by the Placing Agent and assuming that no new Shares will be issued by, and there are no other changes in the shareholding of, the Company from the date of this announcement to the Completion Date:

	As at the date of this announcement		**Immediately after completion of the Placing**	
	Shares		*Shares*	
Chow Tai Fook Enterprises Limited	1,240,160,658	35.52%	1,240,160,658	32.88%
The Directors	5,576,246	0.16%	5,576,246	0.15%
The Placees	–	–	280,000,000	7.42%
Public Shareholders	2,245,828,719	64.32%	2,245,828,719	59.55%
	3,491,565,623	100.00%	3,771,565,623	100.00%

REASONS FOR THE PLACING AND USE OF PROCEEDS

The principal businesses of the Group are property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the People's Republic of China.

The Directors noted the recent increase in the interest rate of bank borrowings. Accordingly, the Group intends to repay part of its bank loans so as to reduce the related interest expenses. In addition, the Directors consider that the Placing will strengthen the capital base and the financial position of the Company which can facilitate the Group's ongoing business development. On the basis that 280,000,000 Placing Shares are successfully placed by the Placing Agent, the net proceeds from the Placing are expected to be approximately HK$3.18 billion. The Company intends to apply such net proceeds from the Placing as to approximately HK$1.5 billion for repayment of part of the bank loans of the Group and the remaining balance for general working capital of the Group.

Save for the entering into of the Placing Agreement, no fund raising activities have been conducted by the Company in the past twelve months immediately preceding the date of this announcement.

GENERAL

Application will be made to the Stock Exchange for the granting of the listing of, and permission to deal in, the Placing Shares.

The Directors noted the increases in price and trading volume of the Shares during the trading session from 9:30 a.m. up to 4:00 p.m. on 9 December 2005 and wish to state that as at the close of the aforesaid trading session, save as disclosed in the announcements dated 14 November 2005, 1 December 2005 and 12 December 2005 jointly issued by the Company and New World Mobile Holdings Limited in relation to the proposed merger of mobile telecommunications business of Hong Kong CSL Limited and New World PCS Limited, the Directors were not aware of any reasons for such increases and confirm that there were no negotiations or agreements relating to intended acquisitions or realisations which were discloseable under Rule 13.23 of the Listing Rules, neither were the Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which was or might be of a price-sensitive nature.

Trading in the Shares was suspended from 9:30 a.m. on 12 December 2005 at the request of the Company pending the release of this announcement and application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 13 December 2005.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Board"	the board of the Directors
"Business Day"	a day (excluding a Saturday) on which licensed banks are generally open for business in Hong Kong throughout their normal business hours
"Company"	New World Development Company Limited (Stock Code: 17), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion Date"	the date falling two Business Days after the date upon which the condition precedent of the Placing Agreement shall have been satisfied
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placees"	any independent individual, institutional or other professional investor(s) procured by the Placing Agent to subscribe for any of the Placing Shares pursuant to the Placing Agreement
"Placing"	the placing of the Placing Shares, on a best efforts basis, by the Placing Agent pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a licensed corporation to carry on Types 1, 3 and 4 regulated activities for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing Agreement"	the conditional placing agreement dated 10 December 2005 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Shares"	not more than 280,000,000 new Shares to be placed by the Placing Agent to the Placees under the Placing Agreement
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"%"	per cent.

By order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 12 December 2005

As at the date of this announcement, the Board comprises (1) Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart as executive Directors; (2) Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas as non-executive Directors; and (3) Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

NWM 新移動
新世界移動控股有限公司
New World Mobile Holdings Limited

NEW WORLD MOBILE HOLDINGS LIMITED
新世界移動控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

DISCLOSEABLE TRANSACTION

(1) VERY SUBSTANTIAL DISPOSAL;
(2) VERY SUBSTANTIAL ACQUISITION; AND
(3) SUSPENSION AND RESUMPTION OF TRADING

JOINT ANNOUNCEMENT

PROPOSED MERGER OF THE MOBILE TELECOMMUNICATIONS BUSINESSES OF HONG KONG CSL LIMITED AND NEW WORLD PCS LIMITED: (1) MERGER AGREEMENT; (2) SHAREHOLDERS' AGREEMENT RELATING TO TELSTRA CSL LIMITED; AND (3) FURTHER VARIATION TO MEMORANDUM OF UNDERSTANDING

Sole financial adviser to
New World Development Company Limited

UBS Investment Bank

Joint financial advisers to
New World Mobile Holdings Limited

UBS Investment Bank

taifook
TAI FOOK CAPITAL LIMITED

MERGER AGREEMENT

On 8 December 2005, NWM, Telstra CSL and Telstra Holdings entered into the Merger Agreement, pursuant to which Telstra CSL has agreed to issue and allot and NWM has agreed to procure NW SPV to subscribe for new shares in Telstra CSL, which will represent 23.6% of the enlarged share capital of Telstra CSL upon Completion, in exchange for the transfer of all of NWM's interests in NWPCS Holdings to Telstra CSL and a cash payment of HK$244.024 million by NWM to Telstra CSL on the terms and conditions as set out in the Merger Agreement. Completion of the Merger Agreement is subject to fulfillment of the conditions precedent set out below.

Upon Completion, Telstra CSL will own and operate the Mobile Businesses and Telstra CSL will be owned as to 76.4% by Telstra Holdings and 23.6% by NW SPV respectively.

Pursuant to the terms of the Merger Agreement, (i) NWM, NWPCS Holdings and Telstra CSL; and (ii) Telstra Holdings, Telstra CSL and NWM, have also entered into the Subscription Agreements whereby NWM will subscribe for new shares in NWPCS Holdings and Telstra Holdings will subscribe for new shares in Telstra CSL in cash immediately prior to Completion, which will provide the NWPCS Group and the Telstra CSL Group respectively with funds to retire their outstanding debts as at the date of Completion and for certain level of working capital.

SHAREHOLDERS' AGREEMENT

In contemplation of the Proposed Merger, NWD, NWM, NW SPV, Telstra, Telstra Holdings and Telstra CSL entered into the Shareholders' Agreement on 8 December 2005 to set out the respective rights and obligations of the shareholders of Telstra CSL in relation to the Merged Group. The Shareholders' Agreement will only take effect upon and from the date of Completion.

FURTHER VARIATION TO THE MOU

The parties to the MOU also entered into the Further Variation to the MOU on 8 December 2005 whereby NWM and Telstra agreed to extend the period of exclusivity until the earlier of Completion or termination of the Merger Agreement.

REASONS FOR AND BENEFITS OF THE PROPOSED MERGER

The NWD Board and the NWM Board consider that the mobile telecommunications market in Hong Kong is highly competitive. The Proposed Merger is driven by the intense competition in the highly penetrated mobile telecommunications market in Hong Kong and the cost saving which it will achieve through improved operational efficiency.

With the Proposed Merger, the NWD Board and the NWM Board believe that the Merged Group will be well positioned in Hong Kong in terms of resources allocation and rationalisation of capital expenditure and operating expense. This would provide strong foundation to accelerate the development and launch of new services and products in the areas which are expected to be the major growth drivers of the mobile telecommunications market in Hong Kong.

IMPACTS OF THE PROPOSED MERGER ON NWD AND NWM, THE NWD SHAREHOLDERS AND THE NWM SHAREHOLDERS

As at the date of this announcement, NWPCS is a wholly-owned subsidiary of NWPCS Holdings which is a wholly-owned subsidiary of NWM, and NWM is owned as to approximately 58.04% by NWD. Immediately after Completion, NWM, through NW SPV's shareholding in Telstra CSL, will be interested in 23.6% of the Merged Group, which in turn will own and operate the Mobile Businesses. The NWPCS Group will cease to be subsidiaries of NWM and NWD upon Completion.

From Completion, the NWM Group will continue to (i) operate its technology related businesses including mobile Internet-related services and information technology outsourcing services through the NWCS Group; and (ii) hold its 23.6% interest in the Merged Group through NW SPV's interest in Telstra CSL.

GENERAL

The entering into of the Merger Agreement by NWM and the transactions contemplated thereunder constitute a discloseable transaction for NWD under Chapter 14 of the Listing Rules. A circular containing, among other things, further details of the Proposed Merger will be despatched by NWD to the NWD Shareholders as soon as practicable in accordance with the Listing Rules.

The entering into of the Merger Agreement by NWM and the transactions contemplated thereunder constitute (i) a very substantial disposal for NWM under Chapter 14 of the Listing Rules by virtue of the NWPCS Disposal; and (ii) a very substantial acquisition for NWM under Chapter 14 of the Listing Rules by virtue of the Telstra CSL Acquisition. As such, the Merger Agreement is subject to the approval by the NWM Shareholders at the EGM. To the best of the knowledge, information and belief of the NWM Board and having made all reasonable enquiries, none of the NWM Shareholders are required to abstain from voting on the proposed resolution(s) approving the Merger Agreement and the transactions contemplated thereunder at the EGM.

A circular containing, among other things, (i) further details of the Proposed Merger, (ii) the accountants' report on the NWM Group; (iii) the accountants' report on the Telstra CSL Group; (iv) the proforma financial information on the NWM Group as a result of Completion; and (v) a notice of the EGM will be despatched by NWM to the NWM Shareholders as soon as practicable in accordance with the Listing Rules.

RECENT INCREASES IN PRICE AND TRADING VOLUME OF THE SHARES OF NWD

The NWD Board noted the increases in price and trading volume of the shares of NWD during the trading session from 9:30 a.m. up to 4:00 p.m. on 9 December 2005 and wishes to state that as at the close of the aforesaid trading session, save as disclosed in the announcements dated 14 November 2005, 1 December 2005 and this announcement jointly issued by NWD and NWM in relation to the Proposed Merger, the NWD Board was not aware of any reasons for such increases and the NWD Board confirms that there were no negotiations or agreements relating to intended acquisitions or realisations which were discloseable under Rule 13.23 of the Listing Rules, neither was the NWD Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which was or might be of a price-sensitive nature.

Trading in the NWD Shares on the Stock Exchange was suspended at the request of NWD with effect from 9:30 a.m. on 12 December 2005 pending the release of a separate announcement dated 12 December 2005 in relation to, among other things, the placing agreement dated 10 December 2005 entered into by NWD. Application has been made by NWD to the Stock Exchange for the resumption of trading in the NWD Shares with effect from 9:30 a.m. on 13 December 2005.

SUSPENSION AND RESUMPTION OF TRADING IN THE NWM SHARES ON THE STOCK EXCHANGE

Trading in the NWM Shares on the Stock Exchange was suspended at the request of NWM with effect from 9:30 a.m. on 9 December 2005 pending the release of this announcement. Application has been made by NWM to the Stock Exchange for the resumption of trading in the NWM Shares with effect from 9:30 a.m. on 13 December 2005.

The respective shareholders of NWD and NWM and their respective potential investors should note that the Merger Agreement, which is subject to a number of conditions precedent, may or may not be completed. The respective shareholders of NWD and NWM and their respective potential investors are reminded to exercise caution when dealing in the securities of NWD and NWM.

INTRODUCTION

Reference is made to (i) the joint announcement issued by NWD and NWM dated 14 November 2005 in relation to, among other things, the MOU and the Proposed Merger; and (ii) the joint announcement issued by NWD and NWM dated 1 December 2005. The NWD Board and NWM Board are pleased to announce that on 8 December 2005, (i) the Merger Agreement has been entered into between NWM, Telstra CSL and Telstra Holdings; (ii) the Shareholders' Agreement has been entered into by NWD, NWM, NW SPV, Telstra, Telstra Holdings and Telstra CSL to regulate the management and related operational issues of the Merged Group; and (iii) the Further Variation to MOU has been entered into between NWD, NWM, NWPCS, Telstra and CSL to extend the exclusivity period under the MOU.

THE MERGER AGREEMENT

Date:

8 December 2005

Parties:

(i) NWM;

(ii) Telstra CSL; and

(iii) Telstra Holdings.

To the best of the knowledge, information and belief of the NWM Board and having made all reasonable enquiries, Telstra CSL, Telstra Holdings and their respective ultimate beneficial owners are third parties independent of and not connected with NWD, NWM and their respective connected persons.

Principal terms:

Telstra CSL has agreed to issue and allot and NWM has agreed to procure NW SPV to subscribe for new shares in Telstra CSL, which will represent 23.6% of the enlarged share capital of Telstra CSL upon Completion, in exchange for the transfer of all of NWM's interests in NWPCS Holdings to Telstra CSL and a cash payment of HK$244.024 million by NWM to Telstra CSL on the terms and conditions as set out in the Merger Agreement. The NWD Board advises that a shareholder's loan will be advanced by NWD to NWM to enable NWM to satisfy the cash payment of HK$244.024 million.

Upon Completion, Telstra CSL will own and operate the Mobile Businesses and Telstra CSL will be owned as to 76.4% by Telstra Holdings and 23.6% by NW SPV respectively.

Pursuant to the Merger Agreement, (i) NWM, NWPCS Holdings and Telstra CSL; and (ii) Telstra Holdings, Telstra CSL and NWM, have also entered into the Subscription Agreements whereby NWM will subscribe for new shares in NWPCS Holdings and Telstra Holdings will subscribe for new shares in Telstra CSL in cash immediately prior to Completion, which will provide the NWPCS Group and the Telstra CSL Group respectively with funds (i) to retire their outstanding debts as at the date of Completion; and (ii) for a certain level of negative working capital which will amount to approximately HK$0.7 billion as at the date of Completion. As at 30 June 2005, the amount of outstanding debts of the NWPCS Group was approximately HK$1.2 billion. The NWD Board advises that a shareholder's loan will be advanced by NWD to NWM to enable NWM to satisfy the payment of the subscription amount and the repayment of debt owing to the NWD Group. The abovementioned shareholder's loan, if advanced by NWD to NWM, will be unsecured and has no definite term of repayment.

Conditions precedent:
Completion shall be conditional upon:

(i) the NWM Shareholders approving the NWPCS Disposal and the Telstra CSL Acquisition under the Merger Agreement in accordance with the requirements of the Listing Rules;

(ii) OFTA giving its written consent pursuant to section 7P(7) of the Telecommunications Ordinance to the proposed changes in relation to each of CSL and NWPCS which will occur for the purposes of section 7P(6) of the Telecommunications Ordinance if the transactions contemplated under the Merger Agreement are implemented;

(iii) the Bermuda Monetary Authority giving its approval to the transactions contemplated under the Merger Agreement to the extent such approval is required pursuant to the Exchange Control Act 1972 and the Exchange Control Regulations 1973 (as amended) of Bermuda; and

(iv) no material adverse change having occurred in relation to the NWPCS Group or the Telstra CSL Group between the execution of the Merger Agreement and Completion.

Termination rights and payments:
The Merger Agreement may be terminated by either NWM or Telstra CSL at any time before Completion (by notice given by one party to another) if:

(a) the condition precedent set out in item (i) above is not satisfied by 31 March 2006, or any later date agreed in writing by NWM and Telstra CSL;

(b) either of the conditions precedent set out in item (ii) or (iii) above is not satisfied by 30 June 2006, or any later date agreed in writing by NWM and Telstra CSL; or

(c) any consent or approval required under any such conditions precedent set out above is not granted on terms reasonably acceptable to NWM or Telstra CSL.

If the Merger Agreement is terminated, then, in addition to any other rights, powers or remedies provided by law:

(i) each party is released from its obligations under the Merger Agreement other than in relation to certain clauses regarding break fee, confidential information and privacy and costs and stamp duty; and

(ii) each party retains the rights it has against any other party in connection with any breach or claim that has arisen before termination.

Break fee:
Subject to the terms of the Merger Agreement, NWM agrees to pay Telstra CSL the break fee of HK$15 million if item (i) of the condition precedent set out above is not satisfied by 31 March 2006, or any later date agreed in writing by NWM and Telstra CSL, and the Merger Agreement is terminated by either NWM or Telstra CSL.

Basis of the principal terms of the Merger Agreement:
The 23.6% interest to be held by NW SPV in Telstra CSL upon Completion was arrived at after arm's length negotiations between the parties to the Merger Agreement and was based on, among other things, the EBITDA of the NWPCS Group and the Telstra CSL Group for the year ended 30 June 2005.

Completion:

Completion shall take place on the tenth Business Day after the satisfaction of the last of the conditions precedent to the Merger Agreement (but if that day is a Friday, then the next Business Day after that Friday) or such other date to be agreed in writing by NWM and Telstra CSL. The NWD Board and NWM Board expect that the Merger Agreement will be completed in or around March 2006.

THE SHAREHOLDERS' AGREEMENT

In contemplation of the Proposed Merger, NWD, NWM, NW SPV, Telstra, Telstra Holdings and Telstra CSL entered into the Shareholders' Agreement to set out the respective rights and obligations of the shareholders of Telstra CSL in relation to the Merged Group. The Shareholders' Agreement will only take effect upon and from the date of Completion.

Date:

8 December 2005

Parties:

(i) NWD;

(ii) NWM;

(iii) NW SPV;

(iv) Telstra;

(v) Telstra Holdings; and

(vi) Telstra CSL.

To the best of the knowledge, information and belief of the NWD Board and NWM Board and having made all reasonable enquiries, Telstra, Telstra Holdings, Telstra CSL and their respective ultimate beneficial owners are third parties independent of and not connected with NWD, NWM and their respective connected persons.

Principal business of the Merged Group:

The principal business of the Merged Group shall not comprise any activities other than the following activities:

(i) mobile wireless operations including operating and developing businesses providing 2G Services and 3G Services;

(ii) operating and developing any other businesses carried on by any member of the Merged Group including, for avoidance of doubt, any member of the NWPCS Group as at the Completion Date;

(iii) providing other telecommunications services;

(iv) providing goods and other services commonly provided from time to time by operators of telecommunications businesses;

(v) providing content and applications to users of the services described in (i) to (iv) above; and

(vi) providing goods and services related to or incidental to the services set out in (i) to (v) above.

Board composition and management:
Pursuant to the terms of the Shareholders' Agreement, (i) Telstra Holdings shall be entitled to appoint four directors of Telstra CSL; and (ii) NW SPV shall be entitled to appoint, two directors if its interest in Telstra CSL is of at least 15% but less than 50% and is a member of the NWD Group, and regardless of whether it is a member of the NWD Group, four directors if it has 50% interest in Telstra CSL; and five directors if it has more than 50% interest in Telstra CSL.

The chairman of Telstra CSL shall be a director nominated from time to time by Telstra Holdings so long as it has an interest of over 50% in Telstra CSL, otherwise shall be a director of Telstra CSL appointed by the board of Telstra CSL. The chairman will be entitled to chair at meetings of the board and of members of Telstra CSL and will not be entitled to a second or casting vote on any issue at any meeting of the board or members of Telstra CSL. Decisions of the board of Telstra CSL are to be made by a simple majority of votes, where the directors present and entitled to vote at the meeting are entitled to cast in aggregate the number of votes held by the relevant shareholder of whom they are appointed. The chief executive officer of Telstra CSL will be appointed by the board.

Dividend policy:
Subject to the terms of the Shareholders' Agreement, Telstra CSL shall distribute dividends to shareholders of Telstra CSL on an annual basis of an aggregate amount of not less than 60% of the consolidated operating profit after tax of the Merged Group for the relevant financial year before deducting any amount attributable to amortisation of goodwill or other intangibles. If the aggregate dividend paid in respect of any financial year is less than the abovementioned amount for that financial year, the target dividend amount for the following financial year shall be increased by the amount of the shortfall.

Restriction on disposal:
Pursuant to, but except for intra-group transfer or any permitted transfer under, the terms of the Shareholders' Agreement, NWM and Telstra shall not, unless otherwise agreed, transfer their interests in Telstra CSL for a period of 18 months from the date of Completion.

Non-competition:
Each of NWD and NWM has given an undertaking in the Shareholders' Agreement that it shall not, and shall procure that each member of the NWD Group or the NWM Group, as the case may be, shall not, during the term of the Shareholders' Agreement and for a period of 18 months after it ceases to have any direct or indirect interest in Telstra CSL, engage or be in any capacity directly or indirectly involved in any operation and supply of mobile wireless service involving cellular handover (including 2G and 3G Services) in Hong Kong.

NWD has further given an undertaking in the Shareholders' Agreement that it must procure that any member of the NWD Group for so long as it remains a member, and use its best endeavours to procure that any of its members which ceases to be a member of the NWD Group, does not use the name "New World" or "新世界" in any manner related to any operation and supply of mobile wireless service carried on by it in Hong Kong and does not use as its corporate name, words which includes "New World" or "新世界" together with the word "mobile" or other words which identify it as the provider of a mobile service or any other service which is provided as part of operation and supply of mobile wireless service. Such undertaking will continue for so long as a member of the Merged Group continues to use the name "New World" or "新世界" in the provision of services by it and for a period of 3 years thereafter. However, if NWD is unable to procure any member of the NWD Group does or refrains from doing such act for reasons beyond its reasonable control, NWD will not be treated as being in breach of this undertaking provided that it immediately divests itself of its interest in that member so that it ceases to be a member of the NWD Group.

The NWD Board and the NWM Board consider that the business of the NWD Group and the remaining business of the NWM Group will not be affected by the giving of the abovementioned non-competition undertakings.

INFORMATION ON THE NWD GROUP, THE NWM GROUP, THE NWPCS GROUP

NWD is a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange. NWD is beneficially interested in approximately 58.04% in the issued share capital of NWM as at the date of this announcement. The principal activities of the NWD Group are property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC.

The NWM Group is principally engaged in offering superior mobile telecommunications services including voice and data services tailored to the specific needs of individual customer groups via advanced mobile technology, and technology related businesses including mobile Internet-related services and information technology outsourcing services. The NWM Group, through its wholly-owned subsidiary NWPCS, operates the business of providing 2G Services in Hong Kong.

The audited consolidated results of the NWPCS Group for each of two years ended 30 June 2005 were as follows:

	For the year ended 30 June 2005 *(HK$' million)*	**For the year ended 30 June 2004** *(HK$' million)*
Turnover	1,704.8	1,698.7
EBITDA	403.4	459.0
Net profit before tax and extraordinary items	126.2	200.0
Net profit attributable to the shareholders	105.2	164.1

As at 30 June 2005, the audited consolidated net liabilities of the NWPCS Group amounted to approximately HK$81.0 million. The number of subscribers of the NWPCS Group as at 30 June 2005 amounted to over 1.3 million.

INFORMATION ON TELSTRA AND CSL PROVIDED BY TELSTRA

Telstra is Australia's leading telecommunications and information services company which offers a full range of services and compete in all telecommunications markets throughout Australia, providing more than 10 million Australian fixed lines and more than 8 million mobile services. The Telstra Group through CSL operates the business of providing 2G Services and 3G Services in Hong Kong.

The unaudited consolidated results of the Telstra CSL Group for each of two years ended 30 June 2005 were as follows:

	For the year ended 30 June 2005 *(HK$' million)*	For the year ended 30 June 2004 *(HK$' million)*
Turnover	4,301.9	4,020.8
EBITDA	1,244.9	1,302.6
Net profit before tax and extraordinary items	374.2	474.1
Net profit attributable to the shareholders	245.5	341.6

As at 30 June 2005, the unaudited consolidated net assets value of the Telstra CSL Group amounted to approximately HK$2,265.7 million. The number of subscribers of the Telstra CSL Group as at 30 June 2005 amounted to approximately 1.3 million.

REASONS FOR AND BENEFITS OF THE PROPOSED MERGER

The rationale for the Proposed Merger and its benefits to NWD and NWM:

The Hong Kong mobile telecommunications market has already one of the highest penetration rates for subscribers to mobile telecommunications services in the world. Based on the statistics of OFTA, mobile telecommunications subscribers in Hong Kong amounted to approximately 8.4 million as at 30 September 2005, representing a mobile penetration rate of over 100% of the Hong Kong population. The NWD Board and the NWM Board have noted that the growth in the mobile telecommunications market in Hong Kong has slowed down since 2004, and expect that the number of mobile telecommunications subscribers would increase at a relatively modest growth rate given the currently already high penetration rates for subscribers in Hong Kong. As there are currently six mobile telecommunications network operators (four with both 2G and 3G licences, and two with 2G licences only) in Hong Kong serving a highly penetrated market, the NWD Board and the NWM Board consider that the mobile telecommunications market in Hong Kong is highly competitive.

As stated in the annual report of NWM for the year ended 30 June 2005, it is the continuing strategy of NWPCS to (i) exercise various measures to control costs; and (ii) explore new revenue streams and business opportunities. The Proposed Merger is driven by the intense competition in the highly penetrated mobile telecommunications market in Hong Kong and the cost saving which it will achieve through improved operational efficiency. The fact that both operators use a common network vendor will facilitate the rationalisation of the combined network platform in the future.

The NWD Board and the NWM Board have noted that the Proposed Merger, if proceeds to Completion, would create the largest mobile telecommunications operator in terms of number of subscribers in Hong Kong. The NWM Board considers that the Proposed Merger will provide an opportunity for integration of services of CSL and NWPCS.

With the Proposed Merger, the NWD Board and the NWM Board believe that the Merged Group will be well positioned in Hong Kong in terms of resources allocations and rationalisation of capital expenditure and operating expenses. This would provide strong foundation to accelerate the development and launch of new services and products in the areas which are expected to be the major growth drivers of the mobile telecommunications market in Hong Kong.

Based on the preliminary work conducted in the feasibility study for the Proposed Merger, it is estimated that the annual pre-tax operating cost savings for the Merged Group after integration of network and services of CSL and NWPCS will be mainly derived from network rationalisation, staff rationalisation and other reductions in cost including information technology and corporate expenses with an aggregate value of approximately HK$230 million. In addition, it is estimated that there will be an annual capital expenditure savings of approximately HK$45 million and net integration capital expenditure of approximately HK$170 million predominantly on network infrastructure and information technology platforms.

All in all, (i) the NWD Board is of the view that the entering into of the Merger Agreement by NWM and the Shareholders' Agreement by NWD is in the interests of the NWD Group and the NWD Shareholders as a whole; and (ii) the NWM Board is of the view that the entering into of the Merger Agreement and the Shareholders' Agreement is in the interests of the NWM Group and the NWM Shareholders as a whole.

Mr. Hubert Ng will be the chief executive officer of the Merged Group from Completion. Dr. Wai Fung Man, Norman will remain as an executive director and chief executive officer of NWM from Completion and he will be responsible for, among other things, monitoring NWM's 23.6% interest in the Merged Group for NWM.

IMPACTS OF THE PROPOSED MERGER ON NWD, NWM, THE NWD SHAREHOLDERS AND THE NWM SHAREHOLDERS

Expected simplified structure of the Mobile Businesses in the Proposed Merger:

(1) As at the date of this announcement:


NWD
(Note)
58.04%
NWM
100.00%
NWPCS
Holdings
100.00%
NWPCS
Telstra
100.00%
Telstra
Holdings
100.00%
Telstra CSL
100.00%
CSL

(2) Immediately after Completion:



NWD
(Note)
58.04%
NWM
100.00%
NW SPV
23.60%
Telstra
100.00%
Telstra Holdings
76.40%
Telstra CSL
100.00%
NWPCS Holdings
100.00%
NWPCS
CSL

Note:

NWD is beneficially interested in 58.04% of the issued share capital of NWM by virtue of (i) the 55.84% interest in the issued share capital of NWM held by Power Palace Group Limited, a wholly-owned subsidiary of NWD; and (ii) the 2.20% interest in the issued share capital of NWM held by New World CyberBase Nominee Limited, an indirect wholly-owned subsidiary of NWD.

New World CyberBase Nominee Limited, an indirect wholly-owned subsidiary of NWD, is the holder of the outstanding convertible note (issued on 2 November 2001) of NWM of face value of HK$28,286,000. Power Palace Group Limited, a wholly-owned subsidiary of NWD, is the holder of the outstanding subscription note (issued on 6 July 2004) of NWM of face value of HK$1,200,000,000.

Financial impacts on the NWD Group, the NWM Group and the remaining business of the NWM Group:

As at the date of this announcement, NWPCS is a wholly-owned subsidiary of NWPCS Holdings which is a wholly-owned subsidiary of NWM, and NWM is owned as to approximately 58.04% by NWD. Immediately after Completion, NWM, through NW SPV's interest in Telstra CSL, will be interested in 23.6% of the Merged Group, which in turn will own and operate the Mobile Businesses upon Completion. The NWPCS Group will cease to be subsidiaries of NWM and NWD upon Completion. In order to provide the shareholders of each of NWD and NWM with a more accurate picture on the financial impact on the NWD Group and the NWM Group respectively as a result of the Proposed Merger, such financial impact will be disclosed in the circulars in relation to the Proposed Merger to be issued by NWD and NWM respectively. In this regard, a separate announcement will be issued as and when appropriate.

From Completion, the NWM Group will continue to (i) operate its technology related businesses including mobile Internet-related services and information technology outsourcing services through the NWCS Group; and (ii) hold its 23.6% interest in the Merged Group through NW SPV's interest in Telstra CSL.

COMPLIANCE WITH RULE 13.24 OF THE LISTING RULES BY NWM FOLLOWING COMPLETION

After Completion, the NWM Group's remaining principal businesses will comprise (i) the ownership of the 23.6% interest in the Merged Group; and (ii) the principal businesses of the NWCS Group. The NWM Board is aware of NWM's continuing obligations to comply with the requirements of Rule 13.24 of the Listing Rules as a result of Completion.

The NWCS Group's business includes the provision of (i) mobile Internet-related services that provide wireless value-added services to mobile users in the PRC; and (ii) information technology outsourcing value-added services including software development, data management and call center services to the business market. The NWCS Group currently employs about 160 employees with operations in Beijing, Shanghai and Guangzhou of the PRC and marketing offices in Shenyang, Nanjing, Chengdu and Xian of the PRC. The commencement of the operations of the NWCS Group dated back to around 1999. Based on the unaudited consolidated management accounts of the NWCS Group for the year ended 31 March 2005, (i) the turnover and the loss after tax achieved by the NWCS Group's business amounted to approximately HK$19.0 million and HK$20.7 million respectively; and (ii) the net assets of the NWCS Group amounted to approximately HK$11.2 million as at 31 March 2005, excluding the shareholder's loans owed from NWCS to New World CyberBase Limited (the then holding company of NWCS) and its subsidiaries of approximately HK$276.6 million as at 31 March 2005. The abovementioned shareholder's loans are unsecured, interest-free and have no definite term for repayment, and have been assigned by New World CyberBase Limited to NWM in October 2005 i.e. such shareholder's loans will be eliminated in the consolidated balance sheet of NWM following completion of such assignment.

The NWM Board considers that after Completion, NWM will be able to continue to comply with the requirements of Rule 13.24 of the Listing Rules.

FURTHER VARIATION TO THE MOU

The parties to the MOU also entered into the Further Variation to MOU on 8 December 2005 whereby NWM and Telstra agreed to extend the period of exclusivity until the earlier of Completion or termination of the Merger Agreement.

GENERAL

Listing Rules implications for NWD:

The entering into of the Merger Agreement by NWM and the transactions contemplated thereunder constitute a discloseable transaction for NWD under Chapter 14 of the Listing Rules. A circular containing, among other things, further details of the Proposed Merger will be despatched by NWD to the NWD Shareholders as soon as practicable in accordance with the Listing Rules.

Listing Rules implications for NWM:

The entering into of the Merger Agreement by NWM and the transactions contemplated thereunder constitute (i) a very substantial disposal for NWM under Chapter 14 of the Listing Rules by virtue of the NWPCS Disposal; and (ii) a very substantial acquisition for NWM under Chapter 14 of the Listing Rules by virtue of the Telstra CSL Acquisition. As such, the Merger Agreement is subject to the approval by the NWM Shareholders at the EGM. To the best of the knowledge, information and belief of the NWM Board and having made all reasonable enquiries, none of the NWM Shareholders are required to abstain from voting on the proposed resolution(s) approving the Merger Agreement and the transactions contemplated thereunder at the EGM.

A circular containing, among other things, (i) further details of the Proposed Merger, (ii) the accountants' report on the NWM Group; (iii) the accountants' report on the Telstra CSL Group; (iv) the proforma financial information on the NWM Group as a result of Completion; and (v) a notice of the EGM will be despatched by NWM to the NWM Shareholders as soon as practicable in accordance with the Listing Rules.

RECENT INCREASES IN PRICE AND TRADING VOLUME OF THE SHARES OF NWD

The NWD Board noted the increases in price and trading volume of the shares of NWD during the trading session from 9:30 a.m. up to 4:00 p.m. on 9 December 2005 and wishes to state that as at the close of the aforesaid trading session, save as disclosed in the announcements dated 14 November 2005, 1 December 2005 and this announcement jointly issued by NWD and NWM in relation to the Proposed Merger, the NWD Board was not aware of any reasons for such increases and the NWD Board confirms that there were no negotiations or agreements relating to intended acquisitions or realisations which were discloseable under Rule 13.23 of the Listing Rules, neither was the NWD Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which was or might be of a price-sensitive nature.

Trading in the NWD Shares on the Stock Exchange was suspended at the request of NWD with effect from 9:30 a.m. on 12 December 2005 pending the release of a separate announcement dated 12 December 2005 in relation to, among other things, the placing agreement dated 10 December 2005 entered into by NWD. Application has been made by NWD to the Stock Exchange for the resumption of trading in the NWD Shares with effect from 9:30 a.m. on 13 December 2005.

SUSPENSION AND RESUMPTION OF TRADING IN THE NWM SHARES

Trading in the NWM Shares on the Stock Exchange was suspended at the request of NWM with effect from 9:30 a.m. on 9 December 2005 pending the release of this announcement. Application has been made by NWM to the Stock Exchange for the resumption of trading in the NWM Shares with effect from 9:30 a.m. on 13 December 2005.

The respective shareholders of NWD and NWM and their respective potential investors should note that the Merger Agreement, which is subject to a number of conditions precedent, may or may not be completed. The respective shareholders of NWD and NWM and their respective potential investors are reminded to exercise caution when dealing in the securities of NWD and NWM.

DEFINITIONS

In this announcement, the following terms have the meanings set out below:

"2G Services"	mobile wireless services and associated activities and businesses that utilise and implement second generation mobile wireless technologies to provide mobile wireless services in spectrum reserved or designated for use for that purpose
"3G Services"	mobile wireless services and associated activities and businesses that utilise and implement third generation mobile wireless technologies to provide mobile wireless services in spectrum reserved or designated for use for that purpose
"associate(s)"	has the same meaning as ascribed to it under the Listing Rules
"Business Day"	a day not being a Saturday, Sunday or public holiday in Hong Kong or Sydney, Australia
"Completion"	completion of the Merger Agreement
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"CSL"	Hong Kong CSL Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of Telstra
"EBITDA"	earnings before interest, tax, depreciation, and amortisation
"EGM"	the extraordinary general meeting of NWM to be held to seek the approval by the NWM Shareholders of, among others, the Merger Agreement and the transactions contemplated thereunder
"Further Variation to MOU"	the further variation to the MOU dated 8 December 2005 entered into between the parties to the MOU
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Merger Agreement"	the conditional merger agreement dated 8 December 2005 entered into between NWM, Telstra CSL and Telstra Holdings in relation to the Proposed Merger
"Merged Group"	Telstra CSL and its subsidiaries after Completion
"Mobile Businesses"	the mobile telecommunications businesses of NWPCS and CSL in Hong Kong respectively

"MOU"	the memorandum of understanding dated 14 November 2005 entered into between NWD, NWM, NWPCS, Telstra and CSL, which was subsequently extended by the parties thereto on 1 December 2005
"NWCS"	New World CyberBase Solutions (BVI) Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NWM
"NWCS Group"	NWCS and its subsidiaries
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and the issued shares of which (stock code: 17) are listed on the Stock Exchange
"NWD Board"	the board of directors of NWD
"NWD Group"	NWD and its subsidiaries
"NWD Shareholder(s)"	holder(s) of ordinary shares of HK$1.00 each in the issued capital of NWD
"NWM"	New World Mobile Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the issued shares of which (stock code: 862) are listed on the Stock Exchange, and a non wholly-owned subsidiary of NWD
"NWM Board"	the board of directors of NWM
"NWM Group"	NWM and its subsidiaries, including NWPCS
"NWM Share(s)"	share(s) of HK$1.00 each in the share capital of NWM
"NWM Shareholder(s)"	holder(s) of NWM Shares
"NWPCS"	New World PCS Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of NWPCS Holdings
"NWPCS Disposal"	injection of all the issued share capital of NWPCS Holdings by NWM to Telstra CSL pursuant to the Merger Agreement
"NWPCS Group"	NWPCS Holdings and its subsidiaries
"NWPCS Holdings"	New World PCS Holdings Limited, a company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of NWM and the holding company of NWPCS
"NW SPV"	Upper Start Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWM

"OFTA"	Office of the Telecommunications Authority, Hong Kong
"PRC"	the People's Republic of China
"Proposed Merger"	the proposed integration and merger of the Mobile Businesses in accordance with the Merger Agreement
"Shareholders' Agreement"	the shareholders' agreement dated 8 December 2005 entered into among NWD, NWM, NW SPV, Telstra, Telstra Holdings, and Telstra CSL in relation to Telstra CSL which will only take effect upon Completion
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreements"	the two subscription agreements dated 8 December 2005 entered into between (i) NWM, NWPCS Holdings and Telstra CSL; and (ii) Telstra Holdings, Telstra CSL and NWM, in relation to the subscription for shares in NWPCS Holdings and Telstra CSL respectively pursuant to the terms of the Merger Agreement
"Telecommunications Ordinance"	the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)
"Telstra"	Telstra Corporation Limited, a company incorporated in Australia with limited liability, the issued shares of which are listed on the Australian Stock Exchange
"Telstra CSL"	Telstra CSL Limited, a company incorporated in Bermuda with limited liability, being the holding company of the Telstra CSL Group and a wholly-owned subsidiary of Telstra
"Telstra CSL Group"	Telstra CSL and its subsidiaries
"Telstra CSL Acquisition"	subscription for new shares of Telstra CSL by NWM pursuant to the Merger Agreement
"Telstra Group"	Telstra and its subsidiaries, including CSL
"Telstra Holdings"	Telstra Holdings (Bermuda) No. 2 Limited, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of Telstra

By Order of the Board of
New World Development Company Limited
Mr. LEUNG Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World Mobile Holdings Limited
Dr. WAI Fung-Man, Norman
Executive Director and Chief Executive Officer

Hong Kong, 12 December 2005

As at the date of this announcement, the NWD Board comprises: (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. TO Hin-Tsun, Gerald, Mr. CHOW Yu-Chun, Alexander, and; (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.